FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to the Annual Report of
REPUBLIC OF HUNGARY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue (1)	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note
     The purpose of this Amendment No. 1 to the annual report of the Republic of Hungary (the “Republic”) for the fiscal year ended December 31, 2007 (the “Annual Report”) is to supplement the Annual Report with the latest annual budget of the Republic as set forth in Act CII of 2008 on the budget of the Republic of Hungary for the year 2009 (a Magyar Kőztársaság 2009. évi kőltségvetéséről szóló 2008. évi CII. tőrvény) as published in the Official Gazette (Magyar Kőzlőny) on December 21, 2008.
     This Amendment No. 1 to the Annual Report of the Republic comprises:
(1)	Pages numbered 1 to 3, consecutively.

(2)	The following exhibit:

Exhibit 99.C — The latest annual budget of the Republic as set forth in Act CII of 2008 on the budget of the Republic of Hungary for the year 2009 (a Magyar Kőztársaság 2009. évi kőltségvetéséről szóló 2008. évi CII. tőrvény) as published in the Official Gazette (Magyar Kőzlőny) on December 21, 2008, filed in paper format under cover of Form SE on October 15, 2009.
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on October 22, 2009.

REPUBLIC OF HUNGARY
By:	/s/ Ferenc Szarvas
	Name:	Ferenc Szarvas
	Title:	Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

EXHIBIT INDEX

Exhibit	Description

24.1	Power of Attorney dated November 11, 2008.*

99.C	The latest annual budget of the Republic as set forth in Act CII of 2008 on the budget of the Republic of Hungary for the year 2009 (a Magyar Kőztársaság 2009. évi kőltségvetéséről szóló 2008. évi CII. tőrvény) as published in the Official Gazette (Magyar Kőzlőny) on December 21, 2008, filed in paper format under cover of Form SE on October 15, 2009.

99.D	Description of the Republic dated November 11, 2008.*

*	Incorporated by reference from the Annual Report on Form 18-K filed on November 13, 2008, file No. 033-49294-01.

Exhibit 99.C
The latest annual budget of the Republic as set forth in Act CII. of 2008 on the budget of the Republic of Hungary for the year 2009 (a Magyar Kőztársaság 2009. évi kőltségvetéséről szóló 2008. évi CII. tőrvény) as published in the Official Gazette (Magyar Kőzlőny) on December 21, 2008, filed in paper format under cover of Form SE on October 15, 2009.